As filed pursuant to Rule 424(b)(5)
                                              Under the Securities Act of 1933
                                                   Registration No. 333-125902


SUPPLEMENT TO
PROSPECTUS SUPPLEMENT DATED AUGUST 29, 2005
(TO PROSPECTUS DATED JULY 25, 2005)

                                  $110,643,000
                                  (Approximate)

                                   CWALT, INC.
                                    Depositor

                        [GRAPHIC OMITTED] COUNTRYWIDE(R)
                        ---------------------------------
                                   HOME LOANS
                                     Seller

                       Countrywide Home Loans Servicing LP
                                 Master Servicer

                         Alternative Loan Trust 2005-45
                                     Issuer

               Mortgage Pass-Through Certificates, Series 2005-45

         This Supplement updates the Prospectus Supplement dated August 29, 2005 that has been issued with respect to the Mortgage Pass-Through Certificates, Series 2005-45.

         This Supplement updates the following sections of the Prospectus
Supplement:

          o the "Summary--ERISA Considerations" section on page S-8 of the Prospectus Supplement;

          o    the "Risk Factors" section on page S-9 of the Prospectus
               Supplement;

          o the "ERISA Considerations" section on pages S-117 and S-118 of the Prospectus Supplement; and

          o the "Method of Distribution" section on pages S-118 and S-119 of the Prospectus Supplement.



                      Countrywide Securities Corporation

              The date of this Supplement is September 29, 2005.

         The section of the Prospectus Supplement titled "Summary--ERISA Considerations" on page S-8 of the Prospectus Supplement is replaced by the following:


         ERISA Considerations

         The offered certificates (other than the Class 1-X, Class 2-X, Class 3-X and Class A-R Certificates) may be purchased by a pension or other benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended, or Section 4975 of the Internal Revenue Code of 1986, as amended, or by an entity investing the assets of such a benefit plan, so long as certain conditions are met.

         See "ERISA Considerations" in this prospectus supplement and in the prospectus.



         The section of the Prospectus Supplement titled "Risk Factors" beginning on page S-9 of the Prospectus Supplement is modified by adding the following paragraphs:


         Hurricane Katrina May Pose        At the end of August 2005, Hurricane Katrina caused
         Special Risks                     catastrophic damage to areas in the Gulf Coast region of
                                           the United States. We cannot assure you that there are
                                           no mortgage loans secured by properties that
                                           experienced material damage from Hurricane Katrina in
                                           the trust fund.

                                           Countrywide Home Loans represented and warranted as of
                                           the closing date that each mortgaged property was free
                                           of material damage and in good repair. In the event of
                                           a breach of that representation and warranty,
                                           Countrywide Home Loans will be obligated to repurchase
                                           or substitute for the related mortgage loan. Any such
                                           repurchase would have the effect of increasing the rate
                                           of principal payment on the certificates. Any damage to
                                           a mortgaged property that secures a mortgage loan in
                                           the trust fund occurring after the closing date as a
                                           result of Hurricane Katrina or any other casualty event
                                           will not cause a breach of this representation and
                                           warranty.

                                           The full economic impact of Hurricane Katrina is
                                           uncertain but may affect the ability of borrowers to
                                           make payments on their mortgage loans. Initial economic
                                           effects appear to include:

                                                o    localized areas of nearly complete destruction
                                                     of the economic infrastructure and cessation
                                                     of economic activity,

                                                o    regional interruptions in travel and
                                                     transportation, tourism and economic activity
                                                     generally, and

                                                o    nationwide decreases in petroleum availability
                                                     with a corresponding increase in price.

                                           We have no way to determine whether other effects will
                                           arise, how long any of these effects may last, or how


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

                                           these effects may impact the performance of the
                                           mortgage loans. Any impact of these events on the
                                           performance of the mortgage loans may increase the
                                           amount of losses borne by the holders of the
                                           certificates or impact the weighted average lives of
                                           the certificates.


         The section of the Prospectus Supplement titled "ERISA Considerations" on page S-117 and S-118 of the Prospectus Supplement is replaced by the following:


                              ERISA Considerations

         Any fiduciary of an employee benefit or other plan or arrangement (such as an individual retirement account or Keogh plan) that is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or to
Section 4975 of the Code (a "Plan") that proposes to cause the Plan to acquire any of the offered certificates (directly or indirectly through investment by an entity or account holding assets of the Plan) is encouraged to consult with its counsel with respect to the potential consequences of the Plan's acquisition and ownership of the certificates under ERISA and Section 4975 of the Code. See "ERISA Considerations" in the prospectus. Section 406 of ERISA prohibits "parties in interest" with respect to an employee benefit plan subject to ERISA from engaging in various different types of transactions involving the Plan and its assets unless a statutory, regulatory or administrative exemption applies to the transaction. Section 4975 of the Code imposes excise taxes on prohibited transactions involving "disqualified persons" and Plans described under that Section. ERISA authorizes the imposition of civil penalties for prohibited transactions involving Plans not subject to the requirements of Section 4975 of the Code.

         Some employee benefit plans, including governmental plans and some church plans, are not subject to ERISA's requirements. Accordingly, assets of those plans may be invested in the offered certificates without regard to the ERISA considerations described in this prospectus supplement and in the prospectus, subject to the provisions of other applicable federal and state law. Any of those plans that is qualified and exempt from taxation under Sections 401(a) and 501(a) of the Code may be subject to the prohibited transaction rules set forth in Section 503 of the Code.

         Investments by Plans or with assets of Plans that are subject to ERISA must satisfy ERISA's general fiduciary requirements, including the requirement of investment prudence and diversification and the requirement that a Plan's investments be made in accordance with the documents governing the Plan. A fiduciary that decides to invest the assets of a Plan in the offered certificates should consider, among other factors, the extreme sensitivity of the investment to the rate of principal payments (including prepayments) on the Mortgage Loans. It is anticipated that the certificates will constitute "equity interests" for the purpose of the Plan Assets Regulation.

         The U.S. Department of Labor has granted to the underwriter an administrative exemption (the "Exemption") from some of the prohibited transaction rules of ERISA and the related excise tax provisions of Section 4975 of the Code with respect to the initial purchase, the holding and the subsequent resale by Plans of securities, including certificates, in pass-through trusts that consist of specified receivables, loans and other obligations that meet the conditions and requirements of the Exemption. The Exemption applies to mortgage loans such as the Mortgage Loans in the trust fund. The Exemption extends exemptive relief to certificates, including subordinated certificates, rated in the four highest generic rating categories in certain designated transactions when the conditions of the Exemption, including the requirement that an investing Plan be an "accredited investor" as defined in Rule 501(a)(1) of Regulation D under the Securities Act of 1933, as amended, are met.

         For a general description of the Exemption and the conditions that must be satisfied for the Exemption to apply, see "ERISA Considerations" in the prospectus.

         It is expected that the Exemption will apply to the acquisition and holding by Plans of the offered certificates (other than the Class 1-X, Class 2-X, Class 3-X and Class A-R Certificates) and that all conditions of the Exemption other than those within the control of the investors will be met. In addition, as of the date of this



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

prospectus supplement, there is no single borrower that is the obligor on five percent (5%) of the Mortgage Loans included in the trust fund by aggregate unamortized principal balance of the assets of the trust fund.

         The rating of a certificate may change. If a class of certificates no longer has a rating of at least BBB- or its equivalent from at least one of S&P, Fitch, Inc. or Moody's, certificates of that class will no longer be eligible for relief under the Exemption (although a Plan that had purchased the certificate when it had an investment-grade rating would not be required by the Exemption to dispose of it).

         Because the Class 1-X, Class 2-X and Class 3-X Certificates are not being purchased by any underwriter to whom an exemption similar to the Exemption has been granted, this class of certificates does not currently meet the requirements of the Exemption or any comparable individual administrative exemption granted to any underwriter. Consequently, the Class 1-X, Class 2-X and Class 3-X Certificates may be transferred only if the conditions in the first or third bullet points in the next paragraph are met.

         Because the characteristics of the Class A-R Certificates may not meet the requirements of the Exemption, or any other issued exemption under ERISA, a Plan may have engaged in a prohibited transaction giving rise to excise taxes or civil penalties if it purchases and holds Class A-R Certificates. Consequently, transfers of the Class A-R Certificates (and of certificates of any class that, because of a change of rating, no longer satisfy the rating requirement of the Exemption) will not be registered by the trustee unless the trustee receives:

          o a representation from the transferee of the certificate, acceptable to and in form and substance satisfactory to the trustee, that the transferee is not a Plan, or a person acting on behalf of a Plan or using a Plan's assets to effect the transfer;

          o a representation that the transferee is an insurance company which is purchasing the certificate with funds contained in an "insurance company general account" (as defined in Section V(e) of Prohibited Transaction Class Exemption 95-60 ("PTCE 95-60")) and that the purchase and holding of the certificate satisfy the requirements for exemptive relief under Sections I and III of PTCE 95-60; or

          o an opinion of counsel satisfactory to the trustee that the purchase and holding of the certificate by a Plan, or a person acting on behalf of a Plan or using a Plan's assets, will not result in a non-exempt prohibited transaction under ERISA or
               Section 4975 of the Code and will not subject the trustee or the master servicer to any obligation in addition to those undertaken in the pooling and servicing agreement.

         The first representation will be deemed to have been made by the transferee's acceptance of a Class 1-X, Class 2-X or Class 3-X Certificate. If the representation is not true, or any attempt to transfer to a Plan or person acting on behalf of a Plan or using a Plan's assets is initiated without the required opinion of counsel, then the attempted transfer or acquisition will be void.

         Prospective Plan investors are encouraged to consult with their legal advisors concerning the impact of ERISA and the Code, the effect of the Plan Assets Regulation and the applicability of the Exemption described in the prospectus, and the potential consequences in their specific circumstances, before making an investment in any of the offered certificates. Moreover, each Plan fiduciary is encouraged to determine whether, under the general fiduciary standards of investment prudence and diversification, an investment in any of the offered certificates is appropriate for the Plan, taking into account the overall investment policy of the Plan and the composition of the Plan's investment portfolio.

         The sale of certificates to a Plan is in no respect a representation by the issuer or the underwriter of the certificates that this investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that this investment is appropriate for Plans generally or any particular Plan.

         The section of the Prospectus Supplement titled "Method of Distribution" on pages S-118 and S-119 of the Prospectus Supplement is modified by adding the following paragraphs:


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

         Subject to the terms and conditions set forth in an additional underwriting agreement between the depositor and Countrywide Securities Corporation, an affiliate of the sellers, the depositor and the master servicer ("CSC" or the "underwriter"), the depositor has agreed to sell the Class M, Class B-1 and Class B-2 Certificates to the underwriter, and CSC has agreed to purchase from the depositor the Class M, Class B-1 and Class B-2 Certificates (the "Additional Underwritten Certificates"). Proceeds to the depositor from the sale of the Additional Underwritten Certificates are expected to be approximately $109,766,000, before deducting expenses.

         Distribution of the Additional Underwritten Certificates will be made by the underwriter from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale. The underwriter may effect such transactions by selling the Additional Underwritten Certificates to or through dealers and such dealers may receive from the underwriter, for which they act as agent, compensation in the form of underwriting discounts, concessions or commissions. The underwriter and any dealers that participate with the underwriter in the distribution of the Additional Underwritten Certificates may be deemed to be underwriters, and any discounts, commissions or concessions received by them, and any profits on resale of the Additional Underwritten Certificates purchased by them, may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended.

         The depositor has been advised by the underwriter that it intends to make a market in the Additional Underwritten Certificates purchased by it, but the underwriter has no obligation to do so. There can be no assurance that a secondary market for the Additional Underwritten Certificates will develop or, if it does develop, that it will continue or that it will provide certificateholders with a sufficient level of liquidity of investment.

         The depositor has agreed to indemnify the underwriter against, or make contributions to the underwriter with respect to, liabilities, customarily indemnified against, including liabilities under the Securities Act of 1933, as amended.

                          ---------------------------

         References in this Supplement to the class certificate balances of the Additional Underwritten Certificates reflect the class certificate balances of the Additional Underwritten Certificates as of August 31, 2005 and do not take account of any principal distributions on the Additional Underwritten Certificates since that date.

                          ---------------------------

         This Supplement does not contain complete information about the Additional Underwritten Certificates. Additional information is contained in

          o the Prospectus Supplement dated August 29, 2005 prepared in connection with the issuance of the Mortgage Pass-Through Certificates, Series 2005-45,

          o the Supplement to the Prospectus Supplement dated August 30, 2005 and

          o    the Prospectus of the depositor dated July 25, 2005.

You are urged to read this Supplement and the documents listed above in full.


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